SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2003

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________________

     This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-11716.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items


1. Press Release re RADA Electronic Industries Ltd. RADA Electronic Industries and Smiths Aerospace Sign Teaming Agreement Providing RADA with Potential Revenues of $90 Million Over the Next 10 Years dated October 22, 2003.

                                                                          ITEM 1

Press Release                            Source: RADA Electronic Industries Ltd.

RADA Electronic Industries and Smiths Aerospace Sign
Teaming Agreement Providing RADA with Potential
Revenues of $90 Million Over the Next 10 Years

Wednesday October 22, 9:07 am ET

NETANYA, Israel, Oct. 22 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (Nasdaq: RADIF - News), and Smiths Aerospace signed a Teaming Agreement on October 17th, 2003. The Agreement includes joint development, production and marketing of data management equipment and ground based training systems. As a baseline, the agreement relates to the jointly developed Peace Marble V Digital Acquisition System (DAS), Smiths' Advanced Data Transfer Equipment / Digital Video Recording (ADTE/DVR) and the RADA Squadron Information Management (SIM) Network / Debrief System. These systems and planned derivatives will expand growth opportunities in the military marketplace by building on the technical and market strengths of both companies.

Smiths and RADA estimate that the DAS market will be in excess of 2000 units during the next few years with applications for new aircraft and as replacement systems for existing aircraft. Various U.S.-made aircraft programs have already selected the DAS as their flight data recorder. The DVR and SIM Net represent the most advanced information recording and management network available for training and debriefing at the squadron level.

In addition to the above-mentioned products, Smiths has made commitments to purchase production work from RADA's Beit She'an facility in excess of $13 million during a period of 4 years. This commitment plays a major role in RADA plans to turn its Beit She'an facility into a profitable entity by the end of 2004.

Commenting on the agreement, Adar Azancot, RADA's Chief Executive Officer said, " This agreement solidifies the foundation for the future growth of our company and has the potential to generate $90 million in revenues for RADA over the next ten years."

The Agreement includes Smiths Aerospace businesses located in Michigan and Maryland and RADA's businesses located in Netanya and Beit She'an, Israel.

About RADA: RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries and a staff of 110 personnel. The company specializes in Avionics, Ground Debriefing Stations (Video, ACMI and Maintenance) and Automatic Test Equipment.

About Smiths: Smiths Aerospace is the leading transatlantic aerospace equipment company, with 12,000 staff and $2 billion revenue split equally between Europe and North America. Smiths Aerospace holds key positions in the supply chains on all major military and civil aircraft and engine manufacturers supplying integrated solutions. Strategically organized businesses focus on systems in electronics, actuation, detection, security, and marine, as well as precision components and customer services.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Reports on Form 20-F and other filings with the Securities and Exchange Commission.

     Company Contact:  Zvi Alon - VP Business Development
                       RADA Electronic Industries
                       Tel: 011-972-9-892-1111

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           Rada Electronic Industries Ltd.
                                             (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: October 22, 2003